SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

Consolidated Final Voting Map

Ambev S.A., pursuant to CVM Ruling No. 481/09, publishes the final voting map regarding the consolidation of voting instructions remotely delivered and delivered in person for each item included in the voting bulletins, including the matters submitted to the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. as of April 29, 2021. The consolidated final voting map is provided on the tables below.

São Paulo, April 29, 2021.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

1

Consolidated Final Voting Map

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. held on April 29, 2021.

#	RESOLUTION	VOTE	TOTAL
ORDINARY GENERAL MEETING
1	To approve the managers’ accounts and financial statements for the fiscal year ended on December 31, 2020.	FOR	13,865,941,690
		AGAINST	1,488,993
		ABSTENTION	338,181,502
2	To resolve on the allocation of net profits for the fiscal year ended December 31, 2020, according to the Management Proposal.	FOR	14,189,608,335
		AGAINST	5,352,153
		ABSTENTION	10,651,697
3	Election of the fiscal council by single slate – Indication of all names that compose the Controller Slate - Fiscal Council.	FOR	11,722,001,522
		AGAINST	0
		ABSTENTION	10,185,680
5	Election of the fiscal council separately – Ordinary Shares – Indication of candidates to the fiscal council by the minority shareholders holding shares with a right to vote – Vinicius Balbino Bouhid (effective)/ Carlos Tersandro Fonseca Adeodato (alternate).	FOR	2,279,575,103
		AGAINST	18,414,863
		ABSTENTION	175,435,017
6	To determine managers’ overall compensation for the year of 2021, in the annual amount of up to R$ 123,529,137.63, including expenses related to the recognition of the fair amount of (x) the stock options that the Company intends to grant in the fiscal year, and (y) the compensation based on shares that the Company intends to execute in the fiscal year.	FOR	12,283,353,345
		AGAINST	1,902,366,502
		ABSTENTION	19,892,338
7	To determine the overall compensation of the Fiscal Council’s members for the year of 2021, in the annual amount of up to R$ 1,845,504.00, with alternate members’ compensation corresponding to half of the amount received by the effective members, in accordance with the Management Proposal.	FOR	14,192,248,077
		AGAINST	2,382,016
		ABSTENTION	10,982,092
2

Consolidated Final Voting Map

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. held on April 29, 2021.

#	RESOLUTION	VOTE	TOTAL
EXTRAORDINARY GENERAL MEETING
1	To approve the amendment to the heading of article 2 of the Company’s bylaws to reflect the change in the management body responsible for deciding on the opening, maintenance and closure of branches, offices, deposits or representation agencies of the Company, according to the Management Proposal.	FOR	14,202,905,609
		AGAINST	307,120
		ABSTENTION	11,680,528
2	To approve the amendment of items "b", "h", "i" and "m" and add items "o" and "p", all of article 3 of the Company’s bylaws, to include in the corporate purpose ancillary activities to the core activities developed by the Company, according to the Management Proposal.	FOR	14,202,624,770
		AGAINST	393,977
		ABSTENTION	11,874,510
3	To approve the amendment of the heading of article 5 of the Company’s bylaws to reflect the capital increases approved by the Board of Directors, within the authorized capital limit until the date of the Extraordinary Shareholders’ Meeting, according to the Management Proposal.	FOR	14,202,918,411
		AGAINST	272,575
		ABSTENTION	11,702,271
4	To approve the amendment of item "s" of article 21 of the Company’s bylaws to specify the competence of the Board of Directors in deciding on the participation of the Company in other companies and ventures, according to the Management Proposal.	FOR	14,202,790,540
		AGAINST	408,761
		ABSTENTION	11,693,956
5	In view of the proposed amendments to the bylaws described above, to approve the consolidation of the Company’s bylaws according to the Management Proposal.	FOR	14,202,816,223
		AGAINST	399,038
		ABSTENTION	11,677,996

***

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer